AMENDMENT No. 4 TO LICENSE AGREEMENT

This Amendment No. 4 to the License Agreement dated                      (the “License Agreement”), is made by and between

STANDARD & POOR’S, a division of The McGraw-Hill Companies, Inc. (“S&P”), a New York corporation, having an office at 55 Water Street, New York, NY 10041, and Nuveen Asset Management (“Licensee”), a Delaware Corporation, having an office at 333 West Wacker Drive, Chicago, IL 60606, on behalf of the Nuveen Core Equity Alpha Fund. The effective date of this Amendment No. 4 is                     .

W I T N E S S E T H :

WHEREAS, S&P and Licensee wish to amend the License Agreement for the purpose of adding a new product and amending the fee structure;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the License Agreement.

2.	Exhibit A of the Agreement is hereby amended by adding the following product:

Product #4: Nuveen Core Equity Alpha Fund (the “Fund”) is a closed end fund whose primary investment objective is to provide an attractive level of total return. The Fund seeks to achieve its investment objective primarily through long-term capital appreciation and secondarily through income and gains. The Fund will invest in a portfolio of common stocks from among the 500 stocks comprising the S&P

500® Index (the “Index”). The Fund will invest in a portfolio of common stocks selected by employing a proprietary mathematical process that seeks to produce excess returns over the Index (commonly referred to as “alpha”) over extended periods of time with an equal or lesser amount of investment risk compared to the Index. In addition, to seek to enhance the Fund’s risk-adjusted returns through a meaningful reduction in the volatility of the Fund’s returns relative to the returns of the Index over extended periods of time, the Fund will, to a limited extent, write (sell) call options primarily on custom baskets of securities.

3.	Exhibit B of the Agreement is hereby amended to add the following:

The annual License Fee for Product #4 shall be the greater of $              (the “Minimum Annual Fee”) or              basis points              of the average daily account value of the Product, computed quarterly. The Minimum Annual Fee shall be payable on the Commencement Date and each one-year anniversary thereof.

Amounts in excess of the Minimum Annual Fee (i.e., the “Excess Fee”) shall be paid to S&P within thirty (30) days after the close of each calendar quarter in which they are incurred; each such payment shall be accompanied by a statement setting forth the basis for its calculation.

For purposes of calculating the Excess Fee, only those assets invested in the stocks mirroring the S&P 500 shall be counted. For avoidance of doubt, if the fund is 100% invested in the Index, the annual License Fee shall be the greater of $              or              basis points

             of 100% of the average daily net assets of the Product. If the Fund is 50% invested in the Index and the balance of the Fund is invested in other assets as set forth in the prospectus, then the License Fee shall be the greater of $              or              basis points              of 50% of the average daily net assets of the Product.

Licensee shall provide a quarterly written statement setting forth the asset allocation of the Fund for the previous quarter. The parties agree that the terms upon which License Fees are calculated pursuant to this Exhibit B shall be considered “Confidential Information” for purposes of Subsection 8(c) of this Agreement.

4.	All other terms of the Agreement, including Amendment No. 1 and Amendment No. 2 and Amendment No. 3, shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Amendment No. 4 to be executed as of the date first set forth above.

NUVEEN ASSET MANAGEMENT	STANDARD & POOR’S, a division of The McGraw-Hill Companies, Inc.

BY:	BY:

(Print Name)	(Print Name)

(Print Title) (Date)	(Print Title) (Date)